# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mereo BioPharma Group plc, CIK 0001719714
CUSIP: 589492107
Title of class of securities: American Depositary Shares, each representing five ordinary shares, nominal value of 0.003 GBP per share
Address of issuer's principal executive offices: ONE CAVENDISH PLACE, FOURTH FLOOR, LONDON, United Kingdom (X0), W1G 0QF
Date of event which requires filing of this statement: 12/29/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001404574

## Reporting persons
- 683 Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 65,083,815; sole dispositive power 0; shared dispositive power 65,083,815; aggregate amount beneficially owned 65,083,815 (8.18% of the class)
- 683 Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 65,083,815; sole dispositive power 0; shared dispositive power 65,083,815; aggregate amount beneficially owned 65,083,815 (8.18% of the class)
- Ari Zweiman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 65,083,815; sole dispositive power 0; shared dispositive power 65,083,815; aggregate amount beneficially owned 65,083,815 (8.18% of the class)

## Item 1. Issuer
Name of issuer: Mereo BioPharma Group plc
Address of issuer's principal executive offices:
ONE CAVENDISH PLACE, FOURTH FLOOR, LONDON, UNITED KINGDOM
W1G 0QF

## Item 2. Person Filing
Name of person filing:
683 Capital Management, LLC

683 Capital Partners, LP

Ari Zweiman
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 1700 Broadway, Suite 4200, New York, New York 10019.
Citizenship:
683 Capital Management, LLC - DELAWARE

683 Capital Partners, LP - DELAWARE

Ari Zweiman - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
CUSIP 589492107 relates to the American Depositary Shares, each representing five ordinary shares, nominal value of GBP 0.003 per share.

As of January 6, 2026, 683 Capital Partners, LP beneficially owned 65,083,815 Ordinary Shares represented by 13,016,763 ADS.

683 Capital Management, LLC, as the investment manager of 683 Capital Partners, LP, may be deemed to have beneficially owned the 65,083,815 Ordinary Shares beneficially owned by 683 Capital Partners, LP.

Ari Zweiman, as the Managing Member of 683 Capital Management, LLC, may be deemed to have beneficially owned the 65,083,815 Ordinary Shares beneficially owned by 683 Capital Management, LLC.

The following percentage is based on 795,658,504 Ordinary Shares (GBP 0.003 par value per share) outstanding as of November 7, 2025, as disclosed in the Issuer's Form 10-Q filed on November 10, 2025.

As of January 6, 2026, the Reporting Persons may be deemed to have beneficially owned approximately 8.18% of the outstanding Ordinary Shares.
Percent of class: 8.18
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares, par value 0.003 GBP per share, of Mereo BioPharma Group plc dated as of January 6, 2026 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

Dated: January 6, 2026

683 CAPITAL MANAGEMENT, LLC

By: /s/ Ari Zweiman
Ari Zweiman,
Managing Member

683 CAPITAL PARTNERS, LP

By: /s/ Ari Zweiman
Ari Zweiman,
Authorized Person

/s/ Ari Zweiman
Ari Zweiman

## Signatures
- 683 Capital Management, LLC: Ari Zweiman, Managing Member (01/06/2026)
- 683 Capital Partners, LP: Ari Zweiman, Authorized Person (01/06/2026)
- Ari Zweiman: Ari Zweiman, Self (01/06/2026)